UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English))

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard.

On September 12, 2011, AutoChina International Limited (the “Company” or “AutoChina”), issued a press release announcing that on September 8, 2011, the Company received a letter from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“Nasdaq”) stating that based on the review of public documents and a plan of compliance provided by the Company, Nasdaq’s staff (the “Staff”) determined that providing the Company until December 31, 2011 to file its Annual Report on Form 20-F for the period ended December 31, 2010 was not warranted and that the Company’s securities would be delisted from Nasdaq on September 19, 2011 unless the Company appealed the determination.  AutoChina intends to appeal the staff determination regarding the delisting of the Company’s securities.

Nasdaq cited the Company’s failure to file its periodic reports on a timely basis, including its Annual Report on Form 20-F for the year ended December 31, 2010, as required by Nasdaq Listing Rule 5250(c)(1), and the continued investigation by the SEC as the reason for its determination.  The Company’s securities are expected to be suspended from trading 15 days after the Company appeals the delisting of the Company’s securities.

The full text of the press release is set forth in Exhibit 99.1 attached hereto.

Exhibits.

Exhibit No.	Description
99.1	AutoChina International Limited Press Release, dated September 12, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Yong Hui Li
Name: Yong Hui Li
Title: Chief Executive Officer

Dated: September 13, 2011

Exhibit Index
Exhibit No.	Description
99.1	AutoChina International Limited Press Release, dated September 12, 2011